Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders and the market in general that its Board of Directors has approved a proposal for an intragroup corporate reorganization, aiming at the partial spin-off of Banco Itaucard S.A. (“Itaucard”), a wholly-owned subsidiary of Itaú Unibanco, and the merger of the spun-off portion with and into the Company (“Transaction”). The activities currently carried out by Itaucard will be transferred to Itaú Unibanco, including the issuance and management of credit cards, the implementation and management of payment arrangements, and the operation of customer loyalty programs, as well as the motor vehicles, machinery and equipment loans operations and activities related to the mobility sector. The payment accounts offer and management operation, short-term investments, securities, including derivatives, among some other claims and assets, shall remain in Itaucard, as detailed in the Management Proposal to the Extraordinary General Stockholders’ Meeting (“ESM”), to be held on September 30, 2022, which will resolve on the Transaction. Itaú Unibanco has been constantly seeking to streamline the use of its resources and optimize its structures and business areas, and believes that the Transaction will bring clear benefits in this direction. For further details about the Transaction and the way for stockholders to participate in the ESM please read the Management Proposal, disclosed on this date on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). Finally, we clarified that (i) the appraisal provided for in Article 264 of the Brazilian Corporate Law is not required for implementing the Transaction due to the absence of minority shareholders at Itaucard and the inexistence of a share exchange ratio or capital increase in the Company, and (ii) the provisions of Articles 137 and 256 of said law do not apply since Itaucard is already a wholly-owned subsidiary of Itaú Unibanco. São Paulo (SP), August 31, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence